March 10, 2014	Deutsche Bank AG New York Legal Department 60 Wall Street, 36th Floor New York, NY 10005-2858

Via EDGAR and Electronic Mail	Tel 212-250-2500

Ms. Amy M. Starr Chief Office of Capital Markets Trends Division of Corporation Finance Securities and Exchange Commission

Re:	Deutsche Bank Aktiengesellschaft
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed September 28, 2012
File No. 333-184193

Dear Ms. Starr:

Deutsche Bank Aktiengesellschaft (the “Bank”) is pleased to respond to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 11, 2014, concerning the Staff’s review of takedowns of exchange-traded notes from the Bank’s shelf Registration Statement (“ETNs”).

For your convenience, we have restated your comments below.

Terms of Offering

Comment:

1.
We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered. As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates. For example, some prospectus supplements use highly complex defined terms without explaining those terms in the context of the ETN, while others do not clearly describe the precise mechanics of the ETN, including payment at maturity or redemption. Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear, concise and understandable manner. Refer to Rule 421(b) of the Securities Act of 1933.

Response:

The Bank is mindful of the need to disclose the economic exposure offered by each ETN as well as its precise mechanics in a clear, concise and understandable manner. ETNs have two characteristics that distinguish them from other structured products. First, ETNs typically offer investors long or short exposure to a particular underlying index on a delta-1 basis, without the embedded options typical of other structured products. Second, while some of the Bank’s ETNs track the performance of an underlying index without leverage,

Chairman of the Supervisory Board: Paul Achleitner
Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE114103379; www.db.com

many others offer leveraged exposure that resets, usually on a monthly basis, in order to achieve a consistent leverage ratio for investors coming into the product over time. Consequently, the cover pages of the pricing supplements typically begin with a summary description of the underlying index, together with appropriate risk disclosure, followed by a “Key Terms” section, which, in keeping with the two distinguishing features of ETNs, explains the calculation of the payment due at maturity or upon earlier repurchase, necessary to an understanding of how the ETNs track the index on a delta-1 basis less investor fees, and the mechanics for resetting the then-current principal amount, necessary to understanding how the intended leverage ratio is maintained.

For most ETNs issued by the Bank, the payment at maturity or upon repurchase (which is referred to as the “repurchase value” in the Bank’s pricing supplements) is calculated to be equal to the product of three variables: (i) the current principal amount of the ETN, (ii) the index factor and (iii) the fee factor. Each of the three variables is clearly explained in the pricing supplements.

The “current principal amount” is reset each month to the current repurchase value on the first calendar day of that month, thus reflecting the cumulative performance of the ETNs to that reset date, taking into account the effect of any leverage factor and the deduction of fees. The “index factor” is calculated based on the performance of the underlying index on any relevant valuation date, as measured from the most recent monthly reset date. The “fee factor” reflects the deduction of an investor fee accrued on a daily basis at a fixed rate per annum set forth in the pricing supplements. The investor fee constitutes the amount the Bank charges investors for providing the particular exposure to the underlying index, including the expected cost of hedging the Bank’s obligation under the ETNs, as well as the profit it expects to realize in consideration for assuming the risks inherent in providing this hedge. In some cases, investors may bear other costs inherent in the calculation of the underlying index, such as the cost of rolling futures contracts; these costs are described in the description of the index. In the “Summary” section, the Bank also clearly states that the investor fee will reduce the current principal amount each month and thus the return investors receive at maturity or upon repurchase, and that if the index factor decreases or does not increase sufficiently to offset the effect of the investor fee, investors will receive less than their initial investment at maturity or upon repurchase.

The Bank believes that these three key defined terms are essential elements of the disclosure in plain English and uses them consistently across its suite of ETN offerings. While the calculation of each defined term can involve multiple steps, the Bank has attempted to use defined terms that are in plain English and as intuitive as possible at every level of the calculation. The “Summary” section of each of the Bank’s pricing supplements provides further plain English disclosure of these key elements.

Comment:

2.
Please revise your prospectus supplements, as appropriate, to disclose whether the ETN issuer may cease or suspend and restart sales of the notes at any time at the issuer’s discretion. Also, describe the potential impact these actions may have on the market price and liquidity of the ETNs in the secondary market. Tell us whether you consider the issuer’s discretion to suspend and restart sales to be a material risk to investors in the offering and, if so, please provide appropriate risk factor disclosure in future filings.

Response:

As early as the second paragraph of the “Summary” section of each of the Bank’s pricing supplements, the Bank discloses that it may issue additional securities but also that it may limit or cease sales of its ETNs at any time at its discretion. Each pricing supplement also includes a risk factor explaining that if sales of its ETNs are suspended, the price and liquidity of those ETNs in the secondary market could be materially and adversely affected, which may cause them to trade at a premium or discount in relation to their indicative value. In addition, the Bank includes disclosure in another risk factor, and in the first paragraph of the “Valuation of the Securities” section of each pricing supplement, that supply and demand for the ETNs, including shortages in supply in the event the Bank decides to suspend or permanently discontinue issuances of the ETNs, is one of the factors that may affect the market value of the ETNs.

Aware of the possibility that trading prices could realign upon the resumption of sales following a suspension, the Bank has also included disclosure in the “Key Terms” section and elsewhere about the risks of purchasing the ETNs at a premium. In the “Key Terms” section, the pricing supplements explain that:

“[t]he actual trading price of the securities in the secondary market may vary significantly from their indicative value. Investors are cautioned that paying a premium purchase price over the indicative value of the securities at any time could lead to the loss of any premium in the event the investor sells the securities when the premium is no longer present in the marketplace or when the securities are repurchased by us.”

The Bank will continue to include these disclosures in its ETN offering documents.

Furthermore, in light of the Staff’s comments, the Bank expects to add disclosure prospectively warning that the suspension of additional issuances of the ETNs could result in a significant reduction in the number of outstanding ETNs, if investors subsequently exercise their right to have the ETNs repurchased by the Bank, and that if the total number of outstanding ETNs approaches or falls below the minimum number of ETNs required to exercise the repurchase right, investors may not be able to exercise their repurchase right.

Indicative Value

Comment:

3.
We note that some prospectus supplements for ETN offerings state that the “indicative value” of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it is relevant to investors. Further, tell us whether and where the ETN’s indicative value is publicly available to any investor without charge and how often it is updated.

Response:

There are three ways in which publishing the indicative value of an ETN is helpful to investors:

First, while ETNs are designed to provide exposure to a particular underlying asset, for example, a position in a particular commodity futures contract, their performance is not identical to that of the underlying asset because the ETNs can offer a long or short, leveraged or unleveraged exposure, may include an interest component and are subject to a deduction of an investor fee. Although an investor could theoretically calculate the indicative value based on the underlying asset performance and the mechanics of the ETN, including the mechanic for resetting the current principal amount, it would be impractical for individual investors to make the necessary computations on a real-time basis to track the intrinsic economic value of an ETN. Therefore, to assist investors, the Bank publishes the “intraday indicative value” every 15 seconds on the relevant Bloomberg page set forth in the ETN pricing supplements. The ETN’s indicative value is also publicly available to investors without charge at the New York Stock Exchange’s website, where it is updated at least every minute on each trading day. The indicative value for most of the Bank’s ETNs is also currently available at the Bank’s website (www.dbxus.com) and at www.powersharesetn.com.

Second, for ETNs, the indicative value is analogous to a continuously updated “estimated value”: it tells investors the inherent economic value of their ETNs. However, unlike the determination of the “estimated value” of other structured products, which requires modeling and some inherently subjective inputs required for options pricing, the determination of an ETN’s indicative value is purely computational. The published indicative value is thus transparent and objective.

Third, publishing the intraday indicative value allows investors to evaluate whether the trading price of the ETNs is closely tracking its intrinsic economic value or whether the trading price is exhibiting a degree of premium or discount. As discussed elsewhere, circumstances can arise when the secondary market trading price and the indicative value can diverge. Thus, the publication of the intraday indicative value can inform an investor’s decision whether to buy or sell in the market or, if its intention is to sell, whether it would be more advantageous to exercise its right to have the ETNs repurchased by the Bank.

The Bank discloses in “Key Terms,” “Summary,” in two separate risk factors and in “Valuation of the Securities” in each pricing supplement that the trading price of the ETNs may vary significantly from their indicative value.

Comment:

4.
We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security’s terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

Response:

It has been the Bank’s approach to use numeric formulas in its ETN offering documents, but only those that involve simple mathematical functions, such as multiplication, division, addition and subtraction, along with plain English terms to make the mathematics as intuitive as possible. If mathematical formulas are sufficiently simple, they can be more straightforward and clearer than their narrative equivalent. For example, many of the

Bank’s pricing supplements include in the definition of “Fee Factor” in the “Key Terms” that, on any given day, the fee factor will be calculated as follows:

1 – [investor fee x day count fraction]

Each term used in the above formula is intuitively labeled so as to give some indication as to what the term means and is then precisely defined immediately below the “Fee Factor” definition:

•	“Investor Fee” is equal to 0.95% per annum, calculated daily and applied monthly to the current principal amount; and

•	in any calendar month, the “Day Count Fraction” will equal a fraction, the numerator of which is the number of days elapsed in the month and the denominator of which is 365.

The formula as a whole conveys to the investor that the fee factor will be a number fractionally lower than 1 and that, when applied as a multiple, will have the effect of lowering the indicative value of the ETNs.

In the “Summary” section (which immediately follows the “Key Terms”), the Bank includes a narrative explanation in plain English of how the fee factor is calculated and explains that the dollar amount of fees that will be deducted from the current principal amount each month will depend upon the performance of the underlying index during the previous month and the number of days in that month. The Bank further warns investors that if the index factor decreases or does not increase sufficiently to offset the effect of the investor fee, investors will receive less than their initial investment at maturity or upon repurchase.

The Bank will consider moving some of the narrative explanation forward to the “Key Terms” and providing additional cross-references to the plain English disclosure in the “Summary” to help investors understand the numeric formulas.

Comment:

5.
If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount. Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer (whether as “indicative value” or otherwise) or the redemption amount of the ETN.

Response:

As described above in response to Comment 3, the Bank has clearly explained the relationship between the indicative value and the trading price of the ETNs. Furthermore, the Bank warns investors in a separate risk factor that paying a premium purchase price over the intraday indicative value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when such premium is no longer present in the market place, or when such ETNs are repurchased by the Bank (including at the Bank’s option), in which case investors will receive a cash payment in an amount equal to the repurchase value of such ETNs on the applicable valuation date, which will not reflect any premium the investor may have paid.

In the “Key Terms” section, the Bank describes that the intraday indicative value is calculated on each trading day using the level of the underlying index at such time, and the repurchase value on each trading day, which is the amount investors would receive if they exercise their repurchase right on that trading day, is calculated the same way as the intraday indicative value, but uses the closing level of the underlying index on such trading day.

The Bank also discloses that after the inception date, additional ETNs may continue to be offered and sold to investors through Deutsche Bank Securities Inc. (“DBSI”) at prevailing market prices at the time of sale, plus a purchase fee. Because the value of ETNs depends on the value of an underlying index, the offer price of later issuances by the Bank will be based on the indicative value at the time of issuance, which may be significantly higher or lower than the initial offering price. The Bank will continue to comply with the Staff’s comment.

Redemption Value

Comment:

6.
We have observed that in most ETN offerings, the holder may submit the notes for redemption at a “redemption value.” However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor’s redemption. Please revise, as applicable, to disclose this information.

Response:

An investor who wants to liquidate a position in the ETNs large enough to satisfy the requirements for exercising the investor’s repurchase right, can decide whether to sell the ETNs into the market or exercise its repurchase right. If the investor chooses to exercise its repurchase right, then the investor must have its broker deliver an irrevocable repurchase notice by the specified deadline (which is typically in the morning or early afternoon) on the desired valuation date. The investor will receive the “repurchase value” of the ETNs upon repurchase by the Bank. The Bank calculates the repurchase value of the ETNs on the relevant valuation date based on the closing level of the underlying index according to the formula described in the pricing supplement, which takes into account the current principal amount, the index factor and the investor fee. The ETN’s repurchase value is published by the Bank on the relevant Bloomberg page after the close of trading on each trading day. The repurchase value for most of the Bank’s ETNs is also publicly available to any investors without charge at the Bank’s website (www.dbxus.com) and at www.powersharesetn.com. The investor can use the intraday indicative value published at the time the repurchase notice is submitted to approximate the expected repurchase value, but bears the market risk between the time of notice and the time of determination of the repurchase value.

The Bank will add further disclosure on the repurchase value to make it clear that the repurchase value is not calculated until after an investor must make its decision to require the Bank to repurchase its ETNs.

Fees

Comment:

7.
Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees. Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset. In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

Response:

Most ETNs issued by the Bank charge investors three fees relating to the ETNs: an investor fee, a purchase fee and a repurchase fee. As described in our response to Comment 1, the investor fee is accrued on a daily basis at a fixed rate per annum and constitutes the amount the Bank charges investors for providing the particular exposure to the underlying index and covers the expected cost of hedging the Bank’s obligations under the ETNs as well as the profit it expects to realize for assuming the related risk. A portion of the investor fee will be paid to Invesco Distributors, Inc. (“Invesco”) in consideration for its role in marketing the ETNs under its “PowerShares” brand and a portion may also be paid to DBSI in consideration for its administrative role in the issuances and repurchases of the ETNs. The investor fee will reduce the current principal amount when it is reset on each monthly reset date and will be deducted from the repurchase value when investors require the Bank to repurchase their ETNs.

The Bank explains in the “Summary” section of the pricing supplements that the dollar amount of the investor fee deducted each month from the current principal amount will depend upon the performance of the underlying index during the previous month and the number of days in that month. Furthermore, the Bank includes specific disclosure that:

“[b]ecause the investor fee reduces the current principal amount each month and the amount of your return at maturity or upon repurchase by Deutsche Bank, the applicable index factor must increase by an amount sufficient to offset the investor fee applicable to your securities in order for you to receive at least the return of your initial investment at maturity or upon repurchase by Deutsche Bank. If the index factor decreases or does not increase sufficiently, you will receive less than your initial investment at maturity or upon repurchase by Deutsche Bank.”

In addition to the investor fee, the Bank may charge investors a purchase fee when investors purchase the ETNs and a repurchase fee when investors exercise their repurchase right to require the Bank to repurchase their ETNs. These fees are intended to cover the Bank’s administrative costs incurred in connection with ETN issuance or repurchase as well as the transaction cost incurred in connection with establishing or unwinding a portion of the Bank’s hedge and, as a matter of practice, the Bank and its affiliates seldom impose either the purchase fee or the repurchase fee.

The Bank also discloses that certain underlying indices include embedded costs. For example, the underlying index for the Bank’s 3x Short 25+ Year Treasury ETNs charges a roll cost of $62.50 per futures contract that is rolled, representing the historically observed bid/offer spread for rolling such futures contracts.

In light of the Staff’s comments, the Bank will consider additional disclosure on the effect of such costs on the level of the underlying index and on the investors’ returns. An example of the proposed additional disclosure is underlined below:

“Futures Execution Cost” under “Indices”

During the quarterly roll period, a cost of 2 ticks (2/32nds), which represents the historically observed bid/offer spread for the contract, is deducted from each index. This cost is equivalent to $62.50 (tick value of $31.25 × 2) per futures contract that is rolled into and is distributed proportionately through the five day rolling period. As a result of the deduction of the roll cost, the levels of the Treasury futures indices will be lower than would otherwise be the case if such roll cost were not included and such levels will decrease if the index does not generate sufficient returns to offset the effect of the deduction of the roll cost.

In addition, in the “Summary — How are the fees calculated?” section, which explains the investor fees, the Bank will add disclosure on the other fees and costs so that all fees and costs are conveniently described in one place.

Conflicts of Interest

Comment:

8.
We note that prospectus supplements for ETN offerings typically include disclosure about activities of the issuer and its affiliates that may create conflicts of interest, such as trading activities, hedging, and publishing research reports. To the extent you or your affiliates engage in activities that create material conflicts of interest, please revise to disclose those activities and the types of conflicts they create. Also describe the potential impact of such activities and conflicts on the supply, pricing and market for the ETN.

Response:

The Bank clearly and consistently discloses the activities of the Bank and its affiliates that may create material conflicts of interest with investors. These activities include trading relating to the underlying index or its components for the Bank’s proprietary accounts or accounts of its customers, transactions to hedge the Bank’s obligations under the ETNs, issuing securities or financial or derivative instruments with returns linked to the underlying index or its components, publishing research reports or trading advice relating to the underlying index or its components, discontinuing or suspending the compilation or publication of the underlying index or a sub-index, modification to the methodology of the underlying index or sub-index by the index sponsor and determination by the calculation agent when the level of the underlying index or sub-index is not available or cannot be calculated because of a market disruption event or for any other reason. Five risk factors related to conflicts are included in the Bank’s pricing supplements to describe the potential adverse effect of these activities on the market price of the ETNs.

In light of the Staff’s comments, the Bank will consider additional disclosure on the potential impacts of these activities on the supply for the ETNs in the pricing supplements, including the risk that, in event of the Bank’s inability to hedge or unwind its hedge due to a temporary or permanent disruption in the market or any other reason, the Bank may cease or suspend sales of additional ETNs or exercise its right to repurchase all outstanding ETNs at its sole discretion.

Outstanding ETNs

Comment:

9.
We note that issuers of ETNs may provide public information about the number and dollar amount of outstanding ETNs in a series. Please disclose where the number and amount of outstanding ETNs in a series is available to investors at any point in time.

Response:

The number of ETNs outstanding at any time is published on the relevant Bloomberg pages set forth in the Bank’s pricing supplements under “Summary — How do you determine the number of securities outstanding at any time?”. In addition, the number and dollar amount of outstanding ETNs are publicly available to any investor without charge at www.bloomberg.com. For most of the Bank’s ETNs, the number of the outstanding ETNs is also currently available at the Bank’s website (www.dbxus.com).

Plan of Distribution

Comment:

10.
Please provide a detailed explanation of your methods of sale for ETNs, including the involvement of broker-dealers as initial purchasers of ETNs from the issuer, whether such broker-dealers are identified as underwriters in the prospectus supplement and how such broker-dealers satisfy prospectus delivery obligations under the Securities Act. See Item 508 of Regulation S-K.

Response:

As noted in the “Supplemental Plan of Distribution (Conflicts of Interest)” section and on the cover page pursuant to Items 501(b)(8) and 508(a) of Regulation S-K, on the inception date, newly issued ETNs are issued by the Bank and sold to DBSI as the initial purchaser. While some ETNs are immediately placed with end investors, initially DBSI holds a significant portion of the ETNs, selling them on to brokers/dealers directly or over the exchange in response to demand for the securities by investors or their financial advisors. As noted where applicable in the “Supplemental Plan of Distribution (Conflicts of Interest)” section and on the cover page, the Bank hires Invesco to market some of its ETNs and Invesco receives a portion of the investor fee in consideration for its marketing role.

After the inception date, additional ETNs may continue to be offered and sold to investors through DBSI at prevailing market prices at the time of sale. The Bank also discloses pursuant to Item 508(e) that DBSI may charge a purchase fee in any subsequent distribution and may also receive a payment from the Bank of a portion of the investor fee to cover its administrative cost for issuances and repurchases of the ETNs.

The Bank also discloses pursuant to Item 508(l) that broker-dealers (including DBSI) may make a market in the ETNs, although none of them are obligated to do so and any of them may stop doing so at any time without notice. The prospectus (including the pricing supplement, the accompanying prospectus supplement and prospectus) filed by the Bank with the Commission may be used by such dealers in connection with market-making transactions. Where the activity of these broker-dealers renders them statutory underwriters, they must comply with their prospectus delivery obligations under the Securities Act.

Pursuant to the “access equals delivery” method under Rule 172(b), a final prospectus will be deemed to precede or accompany a security for purpose of Section 5(b)(2) as long as the final prospectus meeting the requirements of Section 10(a) has been filed. If the sales of the ETNs by these broker-dealers are effected on or through a national securities exchange, trading facility or alternative trading system, the prospectus delivery obligation under Rule 173 is deemed satisfied pursuant to Rule 153 as long as a final prospectus has been filed with the Commission or will be filed within the required time. If the sales of the ETNs by these broker-dealers are not effected on or through a national securities exchange, trading facility or alternative trading system, such broker-dealers must provide each purchaser (whether it’s a third-party market maker or end investor), within two business days, a copy of the final prospectus or a Rule 173 notice that the sale was made pursuant to a registration statement.

Disclosure Format

Comment:

11.
We note that some prospectus supplements include disclosure for numerous ETN offerings with different investment profiles. Considering that different ETNs may have different features and risks for investors to evaluate, please explain to us why you believe that providing disclosure for multiple ETN offerings in a single prospectus supplement is appropriate.

Response:

The Bank believes that providing disclosure for multiple ETN offerings in a single pricing supplement can be appropriate where the offered ETNs provide exposure to the same underlying index, have the same repurchase or redemption mechanics and the same, or closely corresponding, formulas for determining the payment at maturity or upon repurchase. For example, the Bank has included up to four ETN offerings in a single pricing supplement, where the four ETN offerings provide long, double long, short and double short exposure to the same underlying index and believes that this is a reasonable and effective way to inform investors that they have a choice of exposures, depending on their investment objectives.

Security Titles

Comment:

12.
Please evaluate the titles used for your ETNs and avoid titles that may suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation. For example, titles incorporating the term “shares” may suggest that investors are purchasing an equity security, rather than a debt instrument. In addition, please avoid titles that may suggest you are offering interests in an exchange traded fund registered under the Investment Company Act of 1940.

Response:

As explained in the response to Comment 10 above, the Bank has hired Invesco to market some of its ETNs. Invesco uses its registered trademark “Powershares” to identify the family of products, including exchange-traded notes, Invesco markets. As part of its marketing agreement, the Bank has agreed to brand the ETNs marketed by Invesco by including Powershares in the titles. However, the Bank’s disclosure makes it very clear that these securities are exchange-traded notes that are subject to the credit risk of the Bank, as disclosed in the “Key Terms” and “Summary” sections, and in two separate risk factors entitled “Any payment on the securities is subject to our ability to pay our obligations as they become due” and “Changes in our credit ratings may affect the market value of your securities.”  In its most recently issued ETNs, the Bank made even more prominent disclosure by bolding the following risk disclosure in the “Key Terms” section: “[a]ny payment at maturity, upon repurchase or upon an automatic redemption event is subject to our ability to pay our obligations as they become due.”

Short Sales

Comment:

13.
We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates. In some cases the issuer has agreed to repurchase those ETNs. These activities may impact in the short or long term the number of ETNs outstanding at any point. Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases. Please confirm you will register these transactions under the Securities Act of 1933. If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of ETNs outstanding at any time.

Response:

Pursuant to Item 508 of Regulation S-K, the Bank discloses in the “Supplemental Plan of Distribution (Conflicts of Interest)” section the obligation of DBSI, as the initial purchaser,  to purchase ETNs from the Bank and offer and sell them from time to time to investors at prevailing prices at the time of sale. The supplemental plan of distribution explains that the ETNs covered by the pricing supplement and the accompanying prospectus supplement and prospectus may also be introduced to the market through market-making transactions by other broker-dealers. In these transactions, dealers may resell ETNs that they acquire from the Bank or other ETN holders after the original offering and sale, or they may sell the ETNs in short sale transactions.

When a dealer receives an order from an investor to purchase ETNs, it will generally sell from its inventory of ETNs previously purchased from the Bank, DBSI or the market. If the dealer does not have enough ETNs in its inventory, it will execute the sale, which will be covered by a prospectus filed with the SEC, and immediately go to the Bank or DBSI to purchase more ETNs to deliver to the investor. It is also possible that a broker-dealer’s client may wish to make a short sale, in which case the client would typically have to locate the borrow. While the Bank does not issue any ETNs to lend to broker-dealers or pursuant to repurchase transactions, a broker-dealer may purchase the ETNs from the Bank with the intention of lending to a client to facilitate short sales. In addition, while the Bank is not aware of any repurchase transactions involving its ETNs, it is possible that broker-dealers (including DBSI) could enter into such repurchase transactions from time to time.

However, as a practical matter, because most of the Bank’s ETN offerings provide investors with a choice of ETNs that offer either long or short exposure to the underlying index, investors can get short exposure to the underlying index by purchasing the short version of the ETNs without effecting short sales. As a result, the Bank believes that there is no material short interest in the Bank’s ETNs.

The number of the Bank’s ETNs outstanding at any time will depend on the number that have been issued and sold into the market to meet demand, as reduced by the number that investors or market-makers required the Bank to repurchase under the repurchase right. Any increases or decreases in the number and dollar amount of ETNs that result from issuances by the Bank, whether in connection with long sales or any possible short sales, and from exercises of the investors’ repurchase rights will be disclosed as described in the response to Comment 9 above.

If a registered broker-dealer affiliate of the Bank involved in a market-making transaction needs to report a short sale of ETNs, it will do so in accordance with the rules applicable to it in relation to ETNs. Any short sales by DBSI will be effected on a registered basis.

Regulation M

Comment:

14.
We have observed that a large divergence between the ETN’s market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs). Please explain how your redemptions in such circumstances comply with the requirements of Rule 102 of Regulation M. If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an ETN during the ETN’s distribution, please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

Response:

As discussed above in response to Comment 2, the Bank includes disclosure in its ETN pricing supplements about the risk of divergences between an ETN’s secondary market trading price and its indicative value in the event of a temporary or permanent suspension of further issuances. While that is a material risk, in the Bank’s experience the trading prices of the ETNs do not, in the ordinary course, vary substantially from their respective indicative values, which are in turn based on the levels of the relevant underlying indices.  As long as the Bank is continuing to distribute ETNs, the trading price of the ETNs does not typically exceed the ETNs’ indicative value, and as long as there are enough ETNs outstanding for investors to satisfy the minimum repurchase size requirements, the trading price of the ETNs does not typically fall below the ETNs’ indicative value. Thus, in the ordinary course, these two factors substantially reduce arbitrage opportunities, causing the ETNs to trade close to their indicative value. For this reason, the Bank has continued to rely on the No-Action Letter addressed by the Staff to it in 2007 to allow the Bank and DBSI to bid for, purchase or repurchase ETNs during their distribution.

However, the Bank has observed that some of its ETNs, including commodity, agriculture and base metal ETNs (some of which have suspended further issuances and some of which have not) have experienced discounts to their indicative values principally due to lack of market demand and very limited liquidity. As a result of decreased market demand, even if an ETN has not been formally suspended, there are, as a practical matter, few new ETNs issued. As existing investors have decided over time to liquidate their positions by exercising their repurchase rights, the total number of these ETNs outstanding has fallen to a level that is close to or below the minimum number of ETNs required for repurchase. This can result in ETNs trading in the secondary market at discounted prices below the indicative value, because of the practical unavailability of the repurchase right.

In order to address this issue, the Bank has recently lowered the minimum repurchase size for the affected ETNs from 200,000 to 5,000 notes in expectation that lowering the minimum repurchase size will effectively restore the availability of the repurchase right and its intended arbitrage function and so eliminate any significant trading discount.

This is to acknowledge that (a) the Bank is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Bank’s filings; and (c) the Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned, Joseph C. Kopec (ph: 212-250-1306; fax: 212-797-4563; e-mail: joseph.kopec@db.com), if you would like further clarification or additional information.

Sincerely,

Deutsche Bank Aktiengesellschaft

By:
/s/ Joseph C. Kopec
Joseph C. Kopec
Managing Director & Associate General Counsel
Deutsche Bank AG New York Branch

By:
/s/ Ernest C. Goodrich, Jr.
Ernest C. Goodrich, Jr.
Managing Director & Senior Counsel
Deutsche Bank AG New York Branch

cc:           Mr. David Walz
(Securities and Exchange Commission)

Warren Motley
(Davis Polk & Wardwell LLP)